Exhibit II

THIRD AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CAPITAL PRODUCT PARTNERS L.P.

THIS THIRD AMENDMENT, dated as of March 19, 2013 (this “Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010, as amended (the “LP Agreement”), is entered into by the Partnership.

WHEREAS, the LP Agreement provides that the Partnership may issue additional Partnership Securities for any Partnership purpose, at any time and from time to time, to such Persons for such consideration and on such terms and conditions as the Board of Directors may determine;

WHEREAS, the Board of Directors has determined that the creation, authorization and issuance of up to an additional 9,100,000 Class B Convertible Preferred Units is advisable and in the best interests of the Partnership;

WHEREAS, the Board of Directors has determined that the creation and issuance of the additional Class B Convertible Preferred Units complies with the requirements of the LP Agreement; and

WHEREAS, the Board of Directors has determined that the amendments to the LP Agreement set forth herein are necessary and appropriate in connection with the creation, authorization and issuance of the additional Class B Convertible Preferred Units.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows, intending to be legally bound hereby:

1.	Amendments to the LP Agreement.

1.1          Section 1.1 of the LP Agreement is hereby amended to add, or in the case of existing definitions to amend and restate in their entirety, the following definitions:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)           the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)           the amount of any cash reserves established by the Board of Directors to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for distributions under Sections 5.10(b), 6.2 or 6.3 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to clause (b)(iii) above (A) in respect of the Class B Convertible Preferred Units, if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate in cash on all Class B Convertible Preferred Units, plus any Cumulative Class B Convertible Preferred Unit Arrearage on all Class B Convertible Preferred Units, with respect to such Quarter or (B) in respect of the Common Units if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate on all Class B Convertible Preferred Units and the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Class B Convertible Preferred Unit 2013 Parity Subscription Agreement” means the subscription agreement, dated as of March 15, 2013, between the Partnership and certain Persons set forth on Schedule II hereto.

“Class B Convertible Preferred Unit Arrearage” as of the end of any Quarter means, with respect to any Class B Convertible Preferred Unit, whenever issued, the excess, if any, of (a) the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate with respect to a Class B Convertible Preferred Unit in respect of such Quarter over (b) the sum of all Available Cash and/or Common Units actually distributed with respect to a Class B Convertible Preferred Unit in respect of such Quarter pursuant to Section 5.10(b)(ii)(A), assigning to any such Common Units actually distributed the dollar value per Common Unit used to calculate the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate at the time of any such distribution.

“Class B Convertible Preferred Unit Cash Arrearage” as of the end of any Quarter means, with respect to any Class B Convertible Preferred Unit, whenever issued, the excess, if any, of (a) the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate with respect to a Class B Convertible Preferred Unit in respect of such Quarter over (b) the sum of all Available Cash actually distributed with respect to a Class B Convertible Preferred Unit in respect of such Quarter pursuant to Section 5.10(b)(ii)(A).

“Class B Convertible Preferred Unit Distribution Payment Default” means any time the Cumulative Class B Convertible Preferred Unit Cash Arrearage as of the end of a Quarter is equal to or greater than the product of four (4) and the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate.

“Class B Convertible Preferred Unit Redemption Value” means the sum of (x) the Class B Per Unit Purchase Price, (y) an amount equal to any Cumulative Class B Convertible Preferred Unit Arrearage and (z) the product of (A) the Minimum Quarterly Class B Convertible Preferred Distribution Rate for a full Quarter and (B) the quotient of (i) the number of days that the Class B Convertible Preferred Units are Outstanding following the close of the last complete Quarter and (ii) 90.

“Class B Convertible Preferred Unit Subscription Agreement” means, collectively, the subscription agreements between the Partnership and certain Persons, dated as of, respectively, May 11, 2012 and June 6, 2012, set forth on Schedule I hereto, and the Class B Convertible Preferred Unit 2013 Parity Subscription Agreement, set forth on Schedule II hereto.

“Common Unit Issue Distribution Rate” means the per unit distribution rate on Common Units as of December 31, 2012 ($0.2325 per Common Unit, such rate to be adjusted for splits, unit dividends and similar events).

“Cumulative Class B Convertible Preferred Unit Cash Arrearage” means, with respect to any Class B Convertible Preferred Unit, as of the end of any Quarter, the excess, if any, of

(a)           the sum of the Class B Convertible Preferred Unit Cash Arrearage for each Quarter ending on or before the last day of such Quarter over

(b)           the sum of

(i)           the sum of any cash distributions theretofore made pursuant to Section 5.10(b)(ii)(A)(y) (including any distributions to be made in respect of the last of such Quarters) with respect to such Class B Convertible Preferred Unit and

(ii)           the excess, if any, of

(A)           the sum of all amounts of cash previously distributed with respect to each Class B Convertible Preferred Unit pursuant to Section 6.3 over

(B)           the Class B Per Unit Purchase Price.

“Liquidation Cumulative Class B Convertible Preferred Unit Cash Arrearage” means, with respect to any Class B Convertible Preferred Unit, as of the occurrence of any event described in Section 5.10(b)(iv)(A), the excess, if any, of

(a)           the sum of the Class B Convertible Preferred Unit Cash Arrearage for the four (4) Quarters ending on or before the last day of such event described in Section 5.10(b)(iv)(A) over

(b)           the sum of

(i)           the sum of any cash distributions made in the four (4) Quarters ending on or before the last day of such event described in Section 5.10(b)(iv)(A), pursuant to Section 5.10(b)(ii)(A)(y) (including any distributions to be made in respect of the last of such Quarters) with respect to such Class B Convertible Preferred Unit and

(ii)           the excess, if any, of

(A)           the sum of all amounts of cash previously distributed with respect to each Class B Convertible Preferred Unit pursuant to Section 6.3 over

(B)           the Class B Per Unit Purchase Price.

“Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate” means, (i) for the initial distribution payable on the 15,555,554 Class B Convertible Preferred Units issued on May 22, 2012 and June 6, 2012, for the period between such issuance dates and June 30, 2012, which was paid on approximately August 10, 2012, $0.26736 per Class B Convertible Preferred Unit, (ii) for the initial distribution payable on the 9,100,000 Class B Convertible Preferred Units issued for the period between March 18, 2013 and March 29, 2013, $0.21375 per Class B Convertible Preferred Unit, which will be paid on approximately May 10, 2013, (iii) for every other period through May 22, 2022, $0.21375 per Quarter per Class B Convertible Preferred Unit (equal to a 9.5% annual distribution rate), and (iv) for periods subsequent to May 22, 2022, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on May 22, 2022 and on each subsequent Class B Convertible Preferred Unit Distribution Payment Date, the then applicable distribution rate payable shall increase to a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as in effect as of the close of business on the day immediately preceding such distribution payment date, until the Class B Convertible Preferred Units are no longer outstanding, subject in the case of (iii) and (iv) above to adjustment in the cases where paragraph (a), (b), (c) and/or (d) below applies.  For the avoidance of doubt, if more than one of paragraph (a), (b), (c) and/or (d) applies, adjustments shall be made for each applicable paragraph; provided, however, if an adjustment under paragraph (a) applies along with any other adjustment, the adjustment provided for in (c) and (d) shall be made as described in such paragraph before applying the pro rata increase in the distribution on the Class B Convertible Preferred Units required by paragraph (a).  For the avoidance of doubt, if an adjustment under paragraph (b) applies, an adjustment under paragraph (a) shall not in any case apply.

(a)           In any Quarter where the distributions on Common Units is greater than the Common Unit Base Distribution Rate, whether as a result of an increase in the customary quarterly distribution or a special distribution on the Common Units, the corresponding distribution on the Class B Convertible Preferred Units shall be increased pro rata (on an as converted basis) for the Quarter by the amount that the actual distribution on the Common Units exceeds the Common Unit Base Distribution Rate (for example, if the actual distribution on the Common Units exceeds the Common Unit Base Distribution by $0.15 per Common Unit and each Class B Convertible Preferred Unit is convertible into 1.5 Common Units, then the distribution on the Class B Convertible Preferred Units would be increased by $0.225 per Unit for that Quarter);

(b)           In any period where distributions on all Class B Convertible Preferred Units are not paid in full in cash, the amount due per Class B Convertible Preferred Unit shall accrue for such Quarter at 11.5% per annum and shall be paid by issuing a number of Common Units per Class B Convertible Preferred Unit equal to the quotient obtained by dividing:

(i)           the product of (A) the Class B Per Unit Purchase Price ($9.00 prior to any adjustment) and (B) 0.02875 (a quarterly rate equal to 11.5% per annum), less the amount of the distribution per Class B Convertible Preferred Unit paid in cash and

(ii)           the lesser of the 30-day VWAP and the 90-day VWAP as of the period end date.

Any such Common Units to be issued shall be issued within ten (10) Business Days of the date of cash distribution for such period.  Notwithstanding anything herein, if the Class B Convertible Preferred Units do not receive the full amount of the distribution for such period in cash, no distributions can be made on the Common Units.

(c)           In the event the Partnership experiences a Change of Control, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on the day immediately preceding the occurrence of a Change of Control;

(d)           Upon the occurrence of a Cross Default or a Class B Convertible Preferred Unit Distribution Payment Default, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on the day immediately preceding the Cross Default or Class B Convertible Preferred Unit Payment Default, as applicable, and on each subsequent Class B Convertible Preferred Unit Distribution Payment Date, the then applicable distribution rate payable shall increase to a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as in effect as of the close of business on the day immediately preceding such distribution payment date, until the Cross Default or Class B Convertible Preferred Unit Distribution Payment Default is cured (at which time the rate shall equal the rate in effect prior to any adjustment pursuant to this clause (d)) or the Class B Convertible Preferred Units are no longer outstanding;

provided, that, in any Quarter in which adjustments to the applicable distribution rate for the Class B Convertible Preferred Units are required pursuant to paragraph (b) as well as clause (iv) and/or paragraphs (c) and/or (d) above, the adjustment set forth in paragraph (b)(i) above shall be made as described in such paragraph prior to applying the adjustments set forth in clause (iv) and/or paragraphs (c) and/or (d), as applicable, and the adjustments set forth in clause (iv) and/or paragraphs (c) and/or (d), as applicable, shall be made as described in such paragraph prior to applying the adjustment set forth in paragraph b(ii); and, provided, further, that, notwithstanding anything herein to the contrary, the applicable distribution rate for the Class B Convertible Preferred Units as a result of the application of clause (iv) and paragraphs (c) and (d) of this definition shall not at any time exceed $0.33345 per Class B Convertible Preferred Unit (equal to 1.56 times the distribution rate of $0.21375 per Class B Convertible Preferred Unit).   Any adjustment made pursuant to paragraph (a) above shall be made notwithstanding the $0.33345 per Class B Convertible Preferred Unit limit described in the previous sentence.  The attached Annex A demonstrates the calculation of the various adjustments to the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate in certain scenarios.

“Purchasers” means those Persons referred to in the definition of “Class B Convertible Preferred Unit 2013 Parity Subscription Agreement” and “Class B Convertible Preferred Unit Subscription Agreement.”

“Voting Rights Triggering Event” means a Cumulative Class B Convertible Preferred Unit Cash Arrearage resulting from failure to pay the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate in cash for six or more Quarters.

1.2          Section 5.9(a) of the LP Agreement is hereby replaced in its entirety as follows:

Section 5.9                                 Splits and Combinations. (a) Subject to Sections 5.9(d) and 6.4 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage, Cumulative Common Unit Arrearage, the Class B Per Unit Purchase Price, the Class B Convertible Preferred Unit Liquidation Value, the Class B Convertible Preferred Unit Redemption Value, the Class B Convertible Preferred Unit Arrearage, the Class B Convertible Preferred Unit Cash Arrearage, the Cumulative Class B Convertible Preferred Unit Arrearage, the Cumulative Class B Convertible Preferred Unit Cash Arrearage and the Liquidation Cumulative Class B Convertible Preferred Unit Cash Arrearage) or stated as a number of Units are proportionately adjusted.

1.3          Sections 5.10(a) and (b)(ii), (b)(iii), b(iv)(A), (b)(v)(B)c. and (b)(v)(C) of the LP Agreement are hereby amended and restated in their entirety:

Section 5.10                                Establishment of Class B Convertible Preferred Units.

(a)           Designation and Number.  The Partnership hereby designates and creates a class of Units to be designated as Class B Convertible Preferred Units and consisting of a total of 24,655,554 Class B Convertible Preferred Units, representing a fractional part of the Partnership Interests of all Limited Partners, and having the same rights, preferences and privileges, and subject to the same duties and obligations, as the Common Units, except as set forth in this Section 5.10.  The class of Class B Convertible Preferred Units shall be closed on March 29, 2013 and thereafter no additional Class B Convertible Preferred Units shall be designated, created or issued except with the affirmative vote or written consent of the holders of a majority of the outstanding Class B Convertible Preferred Units, voting as a class based upon one vote per Class B Convertible Preferred Unit.

(b)

(ii)         Distributions.

(A)           Pursuant to Article VI of this Agreement but subject to the rights of holders of any Partnership Units ranking senior to the Class B Convertible Preferred Units as to the payment of distributions, the holders of the outstanding Class B Convertible Preferred Units as of an applicable Record Date, which shall be the date that is one week prior to the applicable Class B Convertible Preferred Unit Distribution Payment Date, shall be entitled to receive, when, as and if authorized by the Board of Directors or any duly authorized committee, out of legally available funds for such purpose, (x) first, the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (y) second, any Cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to Sections 6.2 or 6.3, such amounts to be paid in cash or, if there is insufficient Available Cash, in Common Units, as provided in paragraph (b) of the definition of “Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate.”  The Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly when, as and if authorized by the Board of Directors, in equal amounts immediately prior to the payment of any distributions on the Common Units, which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a Business Day, the next succeeding Business Day (each, a “Class B Convertible Preferred Unit Distribution Payment Date”).

(B)           Any distribution payable on the Class B Convertible Preferred Units for any partial Quarter (other than (a) the initial distribution paid on the 15,555,554 Class B Convertible Preferred Units issued on May 22, 2012 and June 6, 2012 for the period from May 22, 2012 through June 30, 2012 and (b) the initial distribution payable on the 9,100,000 Class B Convertible Preferred Units issued on or before March 29, 2013 for the period from January 1, 2013 through March 31, 2013) shall equal the product of the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is the total number of days in the Quarter for which the Class B Convertible Preferred Units are entitled to a partial distribution).

(C)           No distribution on the Class B Convertible Preferred Units shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.

(D)           Notwithstanding the foregoing, distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit Distribution Payment Date on which they first become payable whether or not any of the foregoing restrictions in (C) above exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized.  A Cumulative Class B Convertible Preferred Unit Arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then Cumulative Class B Convertible Preferred Unit Arrearage plus the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate for such Quarter.

(E)           Notwithstanding anything in this Section 5.10(b)(ii) to the contrary, with respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the Record Date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit Distribution Payment Date; and provided, further, that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to Section 5.10(b)(ix)(C), then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in Section 5.10(b)(ix)(F).

(iii)         Issuance of Class B Convertible Preferred Units.

On the Class B Convertible Preferred Unit Issue Date, June 6, 2012 and for issuances of Class B Convertible Preferred Units for the period between March 18, 2013 and March 29, 2013, the Class B Convertible Preferred Units shall be issued by the Partnership pursuant to the authorization of the Board of Directors, and, for issuances of Class B Convertible Preferred Units for the period between March 18, 2013 and March 29, 2013, the Class B Convertible Preferred Units issued pursuant to the Class B Convertible Preferred Unit 2013 Parity Subscription Agreement shall be issued by the Partnership pursuant to authorization of a majority of the outstanding Class B Convertible Preferred Units.

(iv)         Liquidation Value.

(A)           In the event of any liquidation, dissolution or winding up of the Partnership or sale or other disposition of substantially all of the assets of the Partnership, either voluntary or involuntary, the holders of the Class B Convertible Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to Partners after satisfying claims of creditors and making distributions and payments on any Senior Interests, prior and in preference to any distribution of assets of the Partnership to the holders of Common Units or any other class or series of Partnership Interests ranking junior to the Class B Convertible Preferred Units, the sum of (x) the Class B Per Unit Purchase Price, (y) an amount equal to any Liquidation Cumulative Class B Convertible Preferred Unit Cash Arrearage and (z) the product of (A) the Minimum Quarterly Class B Convertible Preferred Distribution Rate for a full Quarter and (B) the quotient of (i) the number of days that the Class B Convertible Preferred Units are Outstanding following the close of the last complete Quarter and (ii) 90 (such sum, the “Class B Convertible Preferred Unit Liquidation Value”).

(v)         Voting Rights.

(B)

c.
make the Class B Convertible Preferred Units redeemable at the option of the Partnership before May 22, 2017, between May 22, 2017 and May 22, 2019 for less than the redemption price of 103% of the Class B Convertible Preferred Unit Redemption Value or after May 22, 2019 for less than the Class B Convertible Preferred Unit Redemption Value; or

(C)           If there is a Voting Rights Triggering Event, the holders of the Class B Convertible Preferred Units shall have the right to appoint a director to the Board of Directors by the affirmative vote of the holders of a majority of Class B Convertible Preferred Units (the “Class B Convertible Preferred Unit Director”), in each case in accordance with Article VII.  To the extent Capital Maritime & Trading Corp. or any of its Affiliates holds any Class B Convertible Preferred Units at the time of any such vote, its Class B Convertible Preferred Units shall not be included for purposes of such consent or vote.  Additionally, if such Voting Rights Triggering Event exists during the time on and after March 1, 2018, then the holders of the Class B Convertible Preferred Units shall have the right to remove and replace each of the Appointed Directors in addition to the director designated as a result of the Voting Rights Triggering Event; provided, that to the extent the appointment of any such Appointed Director by the holders of the Class B Convertible Preferred Units would jeopardize the Partnership’s tax exemption under Section 883 of the Code (or any successor or similar provision of the Code) as determined by the Board of Directors in good faith, any such position shall be filled by the Board of Directors in good faith.  The voting rights arising as a result of a Voting Rights Triggering Event will continue until such time as the Partnership pays, or declares and sets apart for payment, the Cumulative Class B Convertible Preferred Unit Cash Arrearage, at which time the right to have and maintain such Class B Convertible Preferred Unit Director shall cease and the General Partner may remove such Class B Convertible Preferred Unit Director in accordance with the terms of Article VII (and the right to appoint the Appointed Directors shall revert to the General Partner).  Notwithstanding the foregoing, neither the General Partner, the Board of Directors, nor any Limited Partner will be required to take any action under this Section 5.10(b)(v) to the extent such action would constitute a breach of a fiduciary duty or obligation to the Partnership under the Marshall Islands Act.  Except for the rights set forth in this Section 5.10(b)(v), holders of Class B Convertible Preferred Units shall have no right to vote for, elect or appoint any Director, or to nominate any individual to stand for election or appointment as a Director.

1.4          Section 5.10(b)(xi)(A) is hereby amended to replace the second sentence with the following:

The Partnership may redeem the Class B Convertible Preferred Units, in whole or in part, at the option of the Partnership, (1) on or after May 22, 2017 but before May 22, 2019 at the redemption price of 103% of the Class B Convertible Preferred Unit Redemption Value per unit and (2) on or after May 22, 2019 at the Class B Convertible Preferred Unit Redemption Value per unit as of the Redemption Date.

1.5          Sections 5.10(b)(xii)(A) and (B) are hereby amended to replace the first sentence of each with the following:

(xii)                   Change of Control; Partnership Restructure.

(A)           Mixed Consideration.  Subject to subsection (B) below, prior to the consummation of any Change of Control or Partnership Restructure in which the holders of Common Units are to receive securities or a combination of securities, cash or other assets (a “Partnership Event”), the Partnership shall make appropriate provision to ensure that the holders of Class B Convertible Preferred Units will have the right to receive in such Partnership Event, for each Class B Convertible Preferred Unit, consideration, in the form and ratios set forth below, (the “Preferred Consideration”) having an aggregate Fair Market Value equal to the greater of (x) the Class B Convertible Preferred Unit Redemption Value and (y) the Fair Market Value of the consideration that would be received if the holder converted its Class B Convertible Preferred Units to Common Units immediately prior to such Partnership Event (valuing any non-cash consideration to be received by the holders of the Common Units at its Fair Market Value) (for example, for purposes of this calculation, a transaction value of $500 million with $300 million of cash consideration and $200 million of consideration in the form of securities will be considered a $500 million transaction and the portion of such aggregate consideration equal to the aggregate Preferred Consideration shall be allocated to the holders of the Class B Convertible Preferred Units prior to any allocation to the holders of Common Units).

(B)           Cash Consideration.  Prior to the consummation of any Change of Control or Partnership Restructure in which the holders of Common Units are to receive cash consideration exclusively as a result thereof (a “Cash Event”), the Partnership shall make appropriate provision to ensure that the parties to such Cash Event enter into documentation that provides that each outstanding Class B Convertible Preferred Unit shall receive the greater of the Class B Convertible Preferred Unit Redemption Value and the cash consideration to be received if the holder converted its Class B Convertible Preferred Units to Common Units immediately prior to such Cash Event.

1.6          Section 5.10(b)(xiv)(B) is hereby amended to replace the last sentence with the following:

If the holders in the aggregate desire to purchase more than 100% of the Parity Interests being issued, each such holder's right to purchase the Parity Interests shall be reduced (pro rata based on the percentage of the Parity Interests for which such holder has exercised its right to purchase hereunder compared to all other holders of Class B Convertible Preferred Units who have exercised their right hereunder, but not below such holder’s Pro Rata Portion so that such holders purchase no more than 100% of the Parity Interests being offered and sold.

1.7          Section 6.3 of the LP Agreement is hereby amended to replace the first sentence with the following:

Section 6.3.                                 Distributions of Available Cash from Capital Surplus.  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, subject to Section 5.10(b)(ii) in respect of Class B Convertible Preferred Units and unless the provisions of Section 6.1 require otherwise, (i) first, 100% to the Unitholders holding Class B Convertible Preferred Units, Pro Rata, until there has been distributed in respect of each Class B Convertible Preferred Unit then Outstanding an aggregate amount from Capital Surplus equal to the Class B Convertible Preferred Unit Redemption Value (provided, that the holders of the Class B Convertible Preferred Units may, with the approval of the holders of a majority of the Class B Convertible Preferred Units, elect to waive part or all of any distributions under this clause (i)) and (ii) thereafter, 100% to the General Partner and the Common Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price; provided, that for the avoidance of doubt, any amounts of Operating Surplus not distributed as Available Cash shall not be deemed to be Capital Surplus, and shall be carried over to subsequent Quarters as Operating Surplus.

1.8          Schedule I to the LP Agreement is hereby replaced in its entirety by Schedule I attached hereto as Schedule I.

1.9          The LP Agreement is hereby amended to add Annex A and Schedule II attached hereto as Annex A and Schedule II, respectively, to the LP Agreement.

2.	Miscellaneous.

2.1          All other provisions of the LP Agreement are hereby ratified and confirmed in all respects.

2.2          This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

2.3          This Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Capital Product Partners L.P.

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

[Signature Page to Third Amendment to LP Agreement of Capital Product Partners L.P.]

SCHEDULE I

[See the Subscription Agreements between the Partnership and certain Persons, dated as of May 11, 2012 and June 6, 2012.]

SCHEDULE II

[See the Subscription Agreement between the Partnership and certain Persons, dated as of March 15, 2013.]

ANNEX A

The scenarios below reflect examples of quarterly adjustments to the Minimum Class B Convertible Preferred Unit Distribution Rate, and are based on the number of Common Units and Preferred Units outstanding as of the date hereof, subject to adjustment pursuant to Section 5.9.  These examples are intended to be illustrative only, and in the event of a conflict between the LP Agreement (excluding this Annex A) and this Annex A, the LP Agreement will control.

Scenario 1: Payment of Distributions in Common Units and a Change of Control

Paragraph (b):
•	Amount of Distribution paid in Common Units: 100%
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to paragraph (b): $0.045 per Unit
•	Resulting Class B Convertible Preferred Distribution Rate: $0.25875 per Unit

Paragraph (c):
•	Applicable distribution rate on the Class B Convertible Preferred Units (after applying the increase attributable to paragraph (b)): $0.25875 per Unit
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to paragraph (c): $0.0646875

Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate:

Distribution Rate (before adjustments)	$0.21375
Plus: Adjustment Pursuant to Paragraph (b)	$0.045
Plus: Adjustment Pursuant to Paragraph (c)	$0.0646875
Distribution Rate (after adjustments)	$0.3234375

Scenario 2: Increase in Common Unit distribution after May 22, 2022

Paragraph (a):
•	Common Unit Distribution: $0.3825 per Common Unit (increase of $0.15 per Common Unit)
•	Class B Convertible Preferred Unit Conversion Ratio: 1-for-1
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to paragraph (a): $0.15 per Unit

Provision (iv) of “Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate” definition:
•	Assuming two (2) periods after May 22, 2022
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to provision (iv): $0.1197 per Unit1

Annex A

Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate:

Distribution Rate (before adjustments)	$0.21375
Plus: Adjustment Pursuant to Paragraph (a)	$0.15
Plus: Adjustment Pursuant to Provision (iv)	$0.1197
Distribution Rate (after adjustments)	$0.48345

Scenario 3: Increase in Common Unit distribution and a Change of Control

Paragraph (a):
•	Common Unit Distribution: $0.3825 per Unit (increase of $0.15 per Unit)
•	Class B Convertible Preferred Unit Conversion Ratio: 1-for-1
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to paragraph (a): $0.15 per Unit

Paragraph (c):
•	Applicable distribution rate on the Class B Convertible Preferred Units (before applying the increase attributable to paragraph (a)): $0.21375 per Unit
•	Increase to Class B Convertible Preferred Unit Distribution Rate pursuant to paragraph (c): $0.0534375

Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate:

Distribution Rate (before adjustments)	$0.21375
Plus: Adjustment Pursuant to Paragraph (a)	$0.15
Plus: Adjustment Pursuant to Paragraph (c)	$0.0534375
Distribution Rate (after adjustments)	$0.4171875

1	The amount of this adjustment is the result of the cap set forth in the definition of “Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate” of 1.56 times the distribution rate.

Annex A